Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

On September 2, 2014, Integrys Energy Group, Inc. (“Integrys”) distributed a retiree newsletter that contained information regarding Integrys’s transaction with Wisconsin Energy Corporation as follows:

interchange A superhighway of communication connecting employees and families to the latest news and information integrys retiree edition In this issue: 1 Integrys to Join Wisconsin Energy Corporation; What’s Happening Around the Company 2 Events & Opportunities; Exelon to Purchase Integrys Energy Services; Vacant Lot to Garden 3 Health Coverage Payment Process; Retirements; In Memoriam 4 Calling Integrys; Sunset Safety volume 8 » issue 3 Fall 2014  Integrys Prepares to Join Wisconsin Energy Corporation by Charlie Schrock, chairman and CEO  On Monday, June 23, we announced the combination of Integrys Energy Group and Wisconsin Energy Corporation (WEC). The planning process has begun to combine the two companies into a leading Midwest electric and natural gas utility company known as WEC Energy Group.  Pending the necessary approvals, this will result in Wisconsin Energy shareholders owning about 72 percent of the company, and Integrys shareholders will own about 28 percent. We expect the transaction to close in the summer of 2015.  I believe our operational philosophies and commitments to safety, reliability, customer satisfaction and environmental stewardship make us great partners.  The facts and figures of the new company are impressive (see inset).  For customers, the change will have little immediate impact. The utilities that will make up WEC Energy Group will continue to operate under their own names. We will look to take advantage of best practices, for example in areas of outage response, energy efficiency and call center support. Over the longer term, customers will benefit from optimization and sharing of best practices. We also value our roles in the communities we serve. Through volunteer programs and philanthropic partnerships, we will maintain our community involvement and charitable contributions. Employees will see benefits from opportunities that a larger company can offer. All existing union agreements will be honored.  Daily work for employees in the field and energy delivery areas will likely change very little. Over time, the new organization will begin to realize efficiencies from the combination of the two companies. It’s far too early in the process to speculate about what will change; and company leaders have stressed a strong preference to use attrition, retirements and voluntary severance to achieve efficiencies.  I am confident that, in the long run, this is a positive development for the company. But I also know that the uncertainty at present is very difficult. We will work to address your questions, but please know that this may take some time. In the meantime, as this process continues, we’ll remain focused on customers, comply with our Code of Conduct and work safely. continued on page 3 – >  The facts and figures of the new company are impressive: It would be the eighth-largest natural gas distribution company in the U.S., with a regulated rate base of $16.8 billion. It would serve more than 4.3 million gas and electric customers. It would manage nearly 71,000 miles of electric transmission and distribution lines, and more than 44,000 miles of gas transmission and distribution lines.  What’s Happening Around Integrys Energy Group Integrys Energy Services will be purchased by Exelon Corporation. See more on page 2. Trillium CNG was a major gold sponsor and key contributor at the Alternative Clean Transportation Expo in Long Beach, CA. Besides a prominent exhibitor space, we contributed on two discussion panels and conducted a tour of the Los Angeles Unified School District’s CNG fueling station which we built in 2001, and then upgraded in 2010. Michigan Gas Utilities is excavating and remediating a former manufactured gas plant in Upson Plaza in downtown Coldwater. The company is coordinating the remediation with Coldwater city officials and the Department of Environmental Quality, as well as working with neighbors of the excavation site.  Minnesota Energy Resources is busy with several initiatives, including natural gas pipeline upgrades in Bemidji and Thief River Falls. The projects are budgeted for more than $5 million. A large project is in the planning phase for a pipeline to serve Rochester to accommodate the Mayo Clinic’s planned expansion. MGU’s Coldwater remediation, submitted photo.  North Shore Gas is benefitting from employees completing the Gas Workers School training to become gas workers, a position where employees are trained and qualified in both service and distribution. The five-month training program is part of a new job classification negotiated between NSG and IBEW Local 2285. So far, 21 employees have been transferred to the new classification. Peoples Gas is hitting its stride with the 20-year Infrastructure Upgrade Program. Since the program’s inception, more than 540 miles of new natural gas distribution main has been installed and another seven miles of transmission main has been upgraded. continued on page 3 –> integrys 7-11-14 7-18-14 7-25-14 8-1-14 8-8-14 8-15-14 $69.23 $69.14 $68.85 $66.14 $65.57 $66.30 stock trends integrys keeping you connected • opportunities • health & wellness • business highlights • resources • social events • updates • volunteer • business highlights • social events • updates • volunteer opportunities • community news • benefit information • health tips • health tips • photos • online references • resources • benefits • safety • wellness • keeping you connected • retirement parties  Events & Opportunities Aug. - Sept. – Retiree Health Care Coverage Meetings (IL, MI, MN, WI). With Integrys’ changes to the retiree health plans for 2015, we’re hosting meetings and conference calls across our service territories to speak with you and answer any questions. Meetings took place in August for some locations while others are in September. You have or will receive an invitation to these meetings in the mail.  Sept. 20 – Mosinee Community Athletic Association Golf Outing (Mosinee, WI). Support the Mosinee Athletic Complex while enjoying some golf. The Wisconsin Public Service Foundation donated $10,000 to the complex, and several WPS employees are involved with the project. Registration starts at 8:30 a.m. with a shotgun start at 10 a.m. Dinner at 4 p.m. The registration deadline is Sept. 15. For details, contact Bruce, 715-551-3289.  Sept. 27 – Peoples Gas Club Golf Outing (Chicago, IL). Enjoy a day on the golf course with the Peoples Gas Club. We’ll be golfing at Bloomingdale Golf Club. For additional details and to register, contact Ray Kotty, 312-240-4837.  Oct. 1-31 – Annual Benefits Enrollment Window is Open. Your annual opportunity to evaluate your current situation and change your benefits will open Oct. 1 and close Oct. 31 at midnight. You’ll receive a packet of detailed information in September.  Watch your mail the week of September 22 for your annual benefits enrollment packet.  Oct. 2 – WPS Retiree Meeting (Green Bay, WI). Join us at The Meadows in Green Bay. Watch your mail for the invitation.  Oct. 8 – WPS Retiree Meeting (Wausau, WI). Join us at Howard Johnson’s in Wausau. Watch your mail for the invitation.  Oct. 8 – Blue Flame Retiree Luncheon (Chicago, IL). We’re trying something different this year for our annual get-together. Let’s gather for an autumn party when we (hopefully!) don’t have to worry about snow. Although it will be a different time of year, it will still be the same great restaurant, La Villa (3638 N. Pulaski, Chicago), and good times shared by all. Cash bar begins at 11:30 a.m. with lunch served at 12:30 p.m. Cost is $36 per person. Please RSVP to Chuck Lorenz, 773-777-4669, by Sept. 26.  Oct. 16 – Minnesota Annual Retiree Fall Luncheon (Rochester, MN). All Minnesota retirees are welcome. The luncheon will be from 11 a.m. to 2 p.m. at the Rochester Eagles Club at 917 15th Ave SE. If you have any questions, contact Lynn Goldsworthy at 507-287-6246 or rjgoldsworthy@msn.com, or Patti Krier at mkrier8@charter.net.  Oct. 31 – Scare the Warmth Fundraiser (Chicago, IL). Retirees are invited to participate in this fun-filled event that benefits the Share the Warmth fund, which provides matching grants to low- and fixed-income customers to help pay their heating bills. Events include a silent auction, various games and activities for $1 each and a Jail-and-Bail where employees and retirees can donate money to throw leaders behind bars. The fun takes place in the Aon Center from 10 a.m. to 3 p.m. Contact Pat Bridges, 312-240-7515, for details.  Nov. 8 & 15 – Team H.E.A.T. (Chicago & Waukegan, IL). Help low- and fixedincome residents reduce their energy needs, and pick up some energy tips for your home in the process. Volunteers are needed for the Chicago area on Nov. 8 and the North Shore area on Nov. 15. For more details, contact Pat Bridges, 312-240-7515.  Dec. 31 – Dollars for Doers Program Tracker Forms are Due. The Dollars for Doers volunteer incentive program recognizes and rewards volunteering efforts. Depending on your volunteer level, you can earn up to a $200 grant per year. For a tracker from, visit the Retiree PowerNet site or contact Juanita Olmos, 312-240-4930.  Share Your Photos and Gatherings with Us! As you gather with former colleagues and comrades, consider taking a photo and submitting it for the InterChange – Retiree Edition. Tell us what you are up to, and we’ll share your story. Or, let us know if you have a group of retirees gathering and want to invite others. We’ll add the details to the events section. Send to CorpCommunications@integrysgroup.com or Integrys, c/o Cassie Wenzel, P.O. Box 19001, Green Bay, WI 54307-9001.  Exelon to Purchase Integrys Energy Services  On July 30, Exelon Corporation and Integrys Energy Group reached a definitive agreement for Exelon to purchase Integrys Energy Services. After the transaction closes, Integrys Energy Services will become part of Exelon’s Constellation retail business unit and operate under the Constellation brand name, combining two companies with solid track records for customer service and value.  Exelon has strategic reasons for buying Integrys Energy Services: Integrys has an attractive customer base across 22 states that Constellation has targeted for growth and where it can match load served with Exelon-owned generation assets. In presentations to the Exelon board seeking approval for this transaction, the Exelon team involved was overwhelmingly able to say, “Integrys Energy Services is the best company we’ve ever looked at.” Exelon’s decision is not just about the book of business the Integrys team has been able to build; it’s also about the people, processes, systems and infrastructure.  Constellation expects to maintain most of the Integrys employees on day one, and incorporate the best of what Integrys has to offer with the best of what Constellation has to offer. Following the closing date, a detailed integration assessment, expected to take 6-8 months will take place to develop the design of the fully integrated company. That design will then be implemented over the following 12-18 month integration period.  The transaction is expected to close in the fourth quarter 2014 or first quarter 2015. Regulatory approvals are required by the Federal Energy Regulatory Commission and the Department of Justice.  Vacant Lot to Garden Last fall, P.J. Livernois (far right), now a Michigan Gas Utilities retiree, contacted City of Monroe officials about a plan for MGU to partner with Detroit Edison to beautify a key intersection in the city. In June, volunteers planted hundreds of perennials and annuals. Neighbors are pleased and so are city officials. City of Monroe Mayor Robert Clark (third from right) personally thanked P.J. and his fellow volunteers. Submitted photo.

volunteer opportunities • community news • health tips • events • photo features • health & wellness tips • business highlights • social events • updates • volunteer opportunities • community news parties • people in the news • social calendar • photo features • resources • highlights • profiles retiree edition  What’s Happening – continued from cover  UPPCO’s sale to BBIP has been approved by the Michigan Public Service Commission, the Public Service Commission of Wisconsin and the Federal Energy Regulatory Commission. [Editor’s note: As this issue went to press, no formal closing date had been set.] Wisconsin Public Service’s charitable giving arm, the Wisconsin Public Service Foundation, recently turned 50 years old. It’s total financial charitable contribution over five decades will top $29 million by the end of the year.  Integrys Prepares to Join WEC – continued from cover  Additional Information and Where to Find It In connection with the proposed merger transaction, on August 13, 2014, Wisconsin Energy filed a registration statement with the Securities and Exchange Commission (the “SEC”) on Form S-4 that includes a joint proxy statement of Wisconsin Energy and Integrys and that also constitutes a prospectus of Wisconsin Energy (which registration statement has not been effective). Integrys urges investors and shareholders to read the registration statement and joint proxy statement/prospectus, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.  Participants in Solicitation This communication is not a solicitation of a proxy from any investor or shareholder. Integrys and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. You can find more information about Integrys’ executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. This document can be obtained free of charge from the sources indicated above. Information regarding the interests of these participants will be included in the joint proxy statement/prospectus when it becomes available.  Non-solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  If You Pay for Health Coverage from Your Pension Check: Make Note of the New Payment Process for 2015 Starting January 1, payments for health coverage will no longer be taken from pension checks.  By December, you can expect to receive a coupon book from Benefit Advantage, our retiree health plan billing administrator.  You can set up direct debit through your bank or you may use the coupons to remit payment each month to Benefit Advantage. Details regarding submitting payments will be included in the Benefit Advantage packet.  The final payment to be taken from pension checks will be for December 2014. This includes direct deposited checks. If you have a question about the new billing payment process, please call the Integrys HR Help Line at 1-888-427-3164, option 2.  Retirements Listed are retirements not included previously, and upcoming retirements planned at this time. For party details, please visit the Retiring/Leaving page on PowerNet.  June (not listed in last issue or changed) Joseph Fears, IBS - Chicago, associate analyst outsourcer; 32 y.o.s. Steve Schleif, WPS - Wausau, meter electrician 1; 30 y.o.s.  July (not listed in last issue or changed) Leo Nikowitz, WPS - Pulliam, plant stock clerk 1; 33 y.o.s. Jo Zmek, IBS - Green Bay, senior voice communications technician; 34 y.o.s.  August (not listed in last issue or changed) John Bunce, PGL - North Shop, crew leader, distribution; 33 y.o.s. Dennis Carter, WPS - Green Bay Substation East, control & instrument electrician; 30 y.o.s. David Van Den Elzen, IBS - Green Bay, operations specialist - supervisory; 33 y.o.s.  September Joseph Bracken, PGL - South Shop, general supervisor, operations; 32 y.o.s. Lou Cerk, IBS - Green Bay, payment processor; 30 y.o.s. Larry Jendrusiak, WPS - Pulliam, senior control operator; 37 y.o.s.  October John Keyzer, IBS - Green Bay, senior database analyst; 34 y.o.s.  December Scott Andrews, WPS - Weston, administrative project manager; 41 y.o.s. Bruce Dantoin, WPS - Pulliam, supervisor – Coal & Yard; 33 y.o.s.  Abbreviations IBS = Integrys Business Support ITF = Trillium CNG (Integrys Transportation Fuels) MERC = Minnesota Energy Resources Corp. MGU = Michigan Gas Utilities NSG = North Shore Gas PGL = Peoples Gas TEGE = Integrys Energy Services UPPCO = Upper Peninsula Power Company WPS = Wisconsin Public Service WRP = Wisconsin River Power y.o.s. = years of service  In Memoriam This includes all deaths reported since the last edition.  Michael Bargas, 62, crew leader district, PGL - Main Office, died May 23; ret. 2008 with 30 y.o.s. Roger Bemowski, 71, WPS, died April 2; ret. 2002 with 35 y.o.s. George Berry, 80, crew leader district, PGL - South, died May 4; ret. 1991 with 30 y.o.s. Edythe Bolthouse, 68, payment processing specialist, MGU - Grand Haven, died March 26; ret. 1999 with 16 y.o.s. Gilbert A. Giuseffi, 67, crew leader, PGL - Central, died May 1; ret. 2000 with 33 y.o.s. Kenneth Jackson, 52, category manager, IBS - Aon, died May 25; active employee with 3 y.o.s. Robert Karbowski, 79, gas distribution crew leader, WPS - Two Rivers, died May 22; ret. 1997 with 32 y.o.s. John Law, 84, fitter 1st class, NSG - Waukegan, died May 26; ret. 1985 with 25 y.o.s. Brian Loebbaka, 33, gas mechanic - over 4 years, PGL - Rogers Park, died May 20; active employee with 7 y.o.s. Grigorios A. Masalis, 72, street mechanic No. 1, PGL - North, died May 6; ret. 1997 with 22 y.o.s. Eugene Mc Grail, 91, senior gas utilization representative, PGL - Main Office, died May 25; ret. 1988 with 46 y.o.s. Anthony Pelegrino, 80, equipment operator 1, PGL - Central, died May 30; ret. 1996 with 33 y.o.s. John Richmond, 77, nuclear consultant, WPS - Green Bay, died May 12; ret. 1997 with 26 y.o.s. Woodrow Swiss, 82, supervisor - Stores, PGL - Central, died May 3; ret. 1994 with 38 y.o.s. interchange – retiree edition volume 8 » issue 3 Fall 2014 Page 3 integrys retiree edition Calling Integrys To call the Integrys Human Resources department, dial the Integrys Business Support (IBS) Service Line at 888-427-3164. Then, press option 2, followed by option 1. Human Resources representatives are available Monday – Friday, 8 a.m. to 4:30 p.m. Central Time, to answer your benefits or pension questions. They can also update your address in our records to make sure you receive all mailings from Integrys, including the InterChange – Retiree Edition.  Safety Alert: Driving/Playing in the Sunshine Sun, sun, sun…We love it! And we’ll soak it up as much as we can as the days get cooler and shorter. You and your neighbors are going for walks; outdoor enthusiasts are biking, skating and skateboarding. Along with all of this comes a danger and a warning: Drivers: Be careful when driving into the sun, around a curve, over a hill… suddenly the light can blind you. It may be only seconds, but those seconds can be deadly when you’re not able to see other activities going on in the street. Pedestrians: Use extra caution about the angle of the sun. You don’t always see what the drivers can’t see!  InterChange Retiree Edition is published quarterly. The next deadline is November 10 for publication in early December. Editor: Cassie Wenzel, Green Bay, 920/433-1853, email: CorpCommunications@integrysgroup.com For PowerNet access, visit: http://www.integrysgroup.com/retireeID  Page 4 volume 8 » issue 3 Fall 2014 integrys Integrys Energy Group 700 North Adams Street P.O. Box 19001 Green Bay, WI 54307-9001  PRSRT STD U.S. POSTAGE PAID Green Bay, WI Permit No. 145  keeping you connected • opportunities • health & wellness • business highlights • resources • social events •updates • volunteer opportunities • community news • health tips • events • photo features • health & wellness • business highlights • social events • updates • volunteer opportunities • community news • benefit information interchange retiree edition In this issue: 1 Integrys to Join Wisconsin Energy Corporation; What’s Happening Around the Company 2 Events & Opportunities; Exelon to Purchase Integrys Energy Services; Vacant Lot to Garden 3 Health Coverage Payment Process; Retirements; In Memoriam 4 Calling Integrys; Sunset/Sunrise Safety volume 8 » issue 3 Fall 2014

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Integrys with respect thereto, including the expected effects of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements.  Such factors include, but are not limited to, the expected closing date of the proposed merger transaction; the expected timing of the state and other regulatory or shareholder approvals and the possibility that such regulatory approvals will not be obtained on acceptable terms, if at all; the possibility that the expected synergies and value creation from the proposed merger transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed merger transaction making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger transaction may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Integrys in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Integrys does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.  A further list and description of risks and uncertainties at Integrys can be found in Integrys’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

In connection with the proposed merger transaction, on August 13, 2014, Wisconsin Energy filed a registration statement with the Securities and Exchange Commission (the “SEC”) on Form S-4 that includes a joint proxy statement of Wisconsin Energy and Integrys and that also constitutes a prospectus of  Wisconsin Energy (which registration statement has not been effective).   Integrys urges investors and shareholders to read the registration statement and joint proxy statement/prospectus, as well as other documents filed with the SEC, because they will contain important information.  Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder.  Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys’ executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014.  You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.